SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Partner roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

June 22, 2012

VIA EDGAR

Justin Dobbie John Dana Brown Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Amendment No. 2 to Form 8-K Filed April 24, 2012 File No. 000-52120

Dear Messrs. Dobbie and Brown:

By letter dated May 9, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 2 to Form 8-K (as so amended, the “Form 8-K”) filed by our client, ADMA Biologics, Inc. (the “Company”). The Company has revised the Form 8-K to reflect its responses to the SEC Letter in an amendment (the “Amendment”), which is filed with the Commission concurrently herewith.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.  Unless otherwise noted, page numbers refer to the marked copy of the Amendment.

General

1.
Please refer to comment 1 of our letter to you dated April 24, 2012 regarding your registration statement on Form S-1.  Please make similar changes to this current report on Form 8-K.  In addition, both here and in the Form S-1, consider describing the extent to which any of the emerging growth company exemptions are available to you as a smaller reporting company.

Response:  The Company has added the requested disclosure to the Amendment.

U.S. Securities and Exchange Commission June 22, 2012 Page 2

Manufacturing and Supply, page 18

2.
We note your response to our prior comment 5.  As exhibits to your next amendment please file your agreements with contract laboratories that conduct and run your laboratory testing, including your proprietary assay, or explain to us why this is not required by Item 601(b)(10) of Regulation S-K.

Response:   The Company respectfully advises the Staff that, with one exception, its business is not substantially dependent on any agreement it has in place with contract laboratories.  The exception is an agreement for laboratory testing services, which agreement had not yet been entered into on February 13, 2012, the date on which the Form 8-K was originally filed.  The Company expects to file this agreement as an exhibit to the next amendment to its registration statement on Form S-1 (File No. 333-180449).  The Company furthermore expects to file an Application for Confidential Treatment with respect to certain information contained in such agreement.

3.
Please revise to reconcile the statement in the first sentence of the last paragraph of this section that your “contract laboratories do not have access to [y]our trade secrets” with the third sentence in that paragraph stating that your “contract laboratories have informed [you] that they take all commercially reasonable steps to ensure the confidentiality of ADMA’s assay process, procedures, reagents, and other confidential information” and the statement in the first paragraph of this section that “ADMA relies on contract laboratories to conduct and run its laboratory testing, including its proprietary assay.” These statements statements appear to suggest that your contract laboratories may have access to your trade secrets such as your proprietary assay.

Response:  The Company has revised the disclosure on page 18 of the Amendment to clarify that the contract laboratories do not have access to its trade secrets relating to donor selection and lot formulation during the manufacturing and testing of RI-001, that the contract laboratories do not assist with the determination of whether a donor is suitable for ADMA’s program and that the donor selection criteria and formulas employed with designing the manufacturing plasma pool are not shared with any third party, including the Company’s contract laboratories.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase